[Dechert Letterhead]

January 13, 2012

VIA ELECTRONIC TRANSMISSION

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

File Nos. 2-71299, 811-3153

Dear Sir or Madam:

Included herewith for filing on behalf of Russell Investment Company (the “Trust”), pursuant to Rule 485(b) under the Securities Act of 1933, as amended (the “1933 Act”), is one copy, including exhibits, of Post-Effective Amendment No. 163 to the Trust’s Registration Statement on Form N-1A (the “Amendment”). The Amendment contains one prospectus and one statement of additional information for two of the series of the Trust.

Pursuant to Rule 485(b), the Trust has designated on the facing sheet to the Registration Statement that the Amendment become effective on January 17, 2012. No fees are required in connection with this filing.

The undersigned hereby represents that the Amendment meets all of the requirements for effectiveness pursuant to Rule 485(b) under the 1933 Act. Please contact me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 with any comments or questions concerning this Amendment.

Very truly yours,

/s/ John V. O’Hanlon
John V. O’Hanlon

cc:	Mary Beth Rhoden

Russell Investment Company

1301 2nd Avenue, 18th Floor

Seattle, Washington 98101

January 13, 2012

VIA EDGAR CORRESPONDENCE

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Russell Investment Company

Securities Act File No. 002-71299

Investment Company Act File No. 811-3153

Dear Ms. Browning:

In connection with your recent review of Post-Effective Amendment No. 161 (“PEA 161”) filed by Russell Investment Company (“Trust”) on November 1, 2011, the undersigned hereby acknowledges on behalf of the Trust that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure contained in PEA 161 and Post-Effective Amendment No. 163 filed by the Trust on January 13, 2012;

•

Comments of the staff of the Securities and Exchange Commission (“SEC Staff”), if any, or changes to disclosure in response to SEC Staff comments, if any, in the filings reviewed by the Staff do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing made; and

•	the Trust may not assert SEC Staff comments, or lack thereof, as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

As indicated in the SEC’s June 24, 2004 release regarding the public release of comment letters and responses, you are requesting such acknowledgements from all companies whose filings are being reviewed and this request and these acknowledgements should not be construed as suggesting that there is an inquiry or investigation or other such matter involving the Trust.

Thank you for your attention to the foregoing.

Sincerely,

/s/ Jessica Gates
Jessica Gates
Assistant Secretary and Staff Counsel
Russell Investment Company

200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com
JILL R. DAMON jill.damon@dechert.com +1 617 728 7135 Direct +1 617 725 8397 Fax

January 13, 2012

Kimberly Browning, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectus and Statement of Additional Information (“SAI”) Contained in Post Effective Amendment No. 161 to the Registration Statement of Russell Investment Company Filed on November 1, 2011

Dear Ms. Browning:

Pursuant to your request, this letter responds to comments you provided to me in a telephonic discussion on Friday, December 23, 2011 regarding the prospectus and SAI contained in Post-Effective Amendment No. 161 to the Registration Statement for Russell Investment Company (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on November 1, 2011. Summaries of the comments, and our responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the prospectus and SAI unless otherwise indicated.

1.	Comment: Russell has recently made a number of filings. To the extent that this filing contains identical disclosure, please incorporate the Staff’s prior comments.

Response: Registrant notes the Staff’s request and has endeavored to incorporate the Staff’s prior comments on identical disclosure contained in this filing.

2.	Comment: Please make the Tandy representations as EDGAR correspondence.

Response: The requested representations will be made.

US  Austin  Boston  Charlotte  Hartford  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon  Valley  Washington DC

EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

3.	Comment: As a general matter, the Staff objects to filing a prospectus under 485(a) with certain incomplete information. Please acknowledge in your response letter that you understand the objection and how you plan to rectify it.

Response: Registrant acknowledges the Staff’s position. Certain information was not provided in the 485(a) filing because it was not available at the time of filing (e.g., fees, expenses and money managers). The Registrant endeavors to include all relevant available information in its 485(a) filings. Where such information is not determined at the time of the filing, Registrant will provide such information to the Staff supplementally when it is available.

4.	Comment: Please delete any cross-references that appear pre-Item 8 unless required by the Form. For example, in the “Fees and Expenses of the Fund” section, please delete the sentence “Please see the Expense Notes section of the Fund’s Prospectus for further information regarding expenses of the Fund,” as it is not required by the Form.

Response: Registrant respectfully declines to delete cross-references to the more fulsome disclosure in the statutory prospectus. While the Instructions to Form N-1A do not require such references, Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to the Funds is contained in the summary.

5.	Comment: Please avoid the use of open-ended terms and phrases. Examples of such open-ended terms and phrases include:

a.	In each of the Funds’ “Principal Investment Strategies” sections, you use the term “include” when discussing the types of derivatives in which a fund may invest. Please use the phrase “consist of” and provide a complete list of derivatives in which the Fund may invest.

b.	In each of the Funds’ “Principal Investment Strategies” section, you use the phrase “or through the use of various instruments.” Please remove this phrase and provide a complete list of the specific instruments.

Response: Registrant has reviewed the documents for the use of open-ended terms and phrases. After reviewing, Registrant believes that the disclosure is sufficiently detailed to provide adequate and useful information to both potential and current investors. Accordingly, no changes have been made in response to this comment.

6.	Comment: In the “Shareholder Fees” table for each Fund, please revise the “Maximum Deferred Sales Charge (Load)” line item to include the information contained in the footnote.

Response: Registrant respectfully declines to relocate the information contained in the footnote to a parenthetical to the “Maximum Deferred Sales Charge (Load)” line item. Instruction 2(a)(i) to Item 3 permits Registrant to include, in a footnote to the “Maximum Deferred Sales Charge (Load)” line item, a narrative explanation of the sales charge. Registrant believes that its placement of the information in a footnote is consistent with this instruction and also believes that such placement facilitates an investor’s understanding of the “Shareholder Fees” table.

7.	Comment: In the “Annual Fund Operating Expenses” table for each Fund, please disclose in a footnote that “Other Expenses” are based on estimated amounts for the current fiscal year.

Response: The requested footnote has been added.

8.	Comment: If a fee waiver will be put in place for these Funds, please include a footnote to the “Fee Waivers and Expense Reimbursements” line item in the “Annual Fund Operating Expenses” table that explains the fee waivers. Indicate that waivers can be terminated only by the board, that waivers must be a duration of at least one year, if there are any carve-outs, any recoupments, etc. If fee waivers are not contractual, then the line item should be deleted.

Response: The requested footnote has been added to the “Annul Fund Operating Expenses” tables.

9.	Comment: In the introduction to the “Example” section for each Fund, please delete the following two sentences as they are neither permitted nor required by Form N-1A:

“The calculation of costs for the one year period takes into account the effect of any current contractual fee waivers and/or reimbursements. The calculation of costs for the remaining periods takes such fee waivers and/or reimbursements into account only for the first year of the periods.”

Response: Instruction 1(b) to Item 3 permits the Registrant to modify the narrative explanations provided in the Form if the explanation contains comparable information. Accordingly, Registrant respectfully declines to make the suggested changes as it believes the current response contains comparable information and is necessary to understand the presentation of the information.

10.	Comment: In the first sentence of the “Principal Investment Strategies of the Fund” section for each Fund, please substitute the word “principally” for “primarily.”

Response: The requested change has been made.

11.	Comment: In the “Principal Investment Strategies of the Fund” section for each Fund, please clarify how the fund defines “large cap” and “mid cap.”

Response: In response to this comment, the following language has been added to the “Principal Investment Strategies of the Fund” section for the Russell U.S. Large Cap Equity Fund:

“The Fund defines large capitalization stocks as stocks of those companies represented by the S&P 500® Index or within the capitalization range of the S&P 500® Index.”

In addition, the following language has been added to the “Principal Investment Strategies of the Fund” section for the Russell U.S. Mid Cap Equity Fund:

“The Fund defines medium capitalization stocks as stocks of those companies represented by the Russell Midcap® Index or within the capitalization range of the Russell Midcap® Index.”

12.	Comment: In the “Principal Investment Strategies of the Fund” section for each Fund, please specify exactly what types of equity securities are included in the Funds’ respective 80% investment policies.

Response: The Registrant notes that each Fund’s definition of “equity securities” for purposes of its 80% policy is contained in the third paragraph of each Fund’s Item 9(b) disclosure. Pursuant to Item 4(a), the “Principal Investment Strategies of the Fund” section is designed to “summarize how the Fund intends to achieve its investment objectives by identifying the Fund’s principal investment strategies….” The Registrant believes that the Funds’ current Item 4(a) disclosure accurately summarizes the Funds’ 80% policies, as fully described pursuant to Item 9(b). Accordingly, the Registrant declines to make any changes in response to this comment.

13.	Comment: In the “Principal Investment Strategies of the Fund” section for each Fund, please disclose how and under what circumstances RIMCo will manage Fund assets and (if available) what percentage of such assets are managed by RIMCo.

Response: As disclosed in the “Principal Investment Strategies of the Fund” section, RIMCo manages Fund assets to expose each Fund’s cash reserves to the performance of appropriate markets by purchasing equity securities and/or derivatives, as well as to seek to manage risk in each Fund’s investment portfolio by increasing cash reserves, not being fully invested, buying and selling portfolio securities, and through the use of various instruments. In addition, as discussed in the “Management of the Funds” and “Adviser” sections, RIMCo may also manage portions of a Fund during transitions between money managers. With respect to the percentage of each Fund’s assets managed by RIMCo, as discussed in response to Comment 14 below, Registrant has revised the “Management of the Funds” section to state that RIMCo allocates most, currently usually at least 80%, of each Fund’s assets to money managers. Registrant has also revised the “Management of the Funds” section to state that RIMCo manages the portion of each Fund’s assets that RIMCo determines not to allocate to the money managers, which generally consists of a Fund’s liquidity reserves.

14.	Comment: The “Management of the Funds” section states that “RIMCo allocates most of each Fund’s assets to multiple unaffiliated money managers.” Please clarify what “most of” means.

Response: Registrant has revised the sentence referenced above and the subsequent sentence as follows:

“RIMCo allocates most, currently usually at least 80%, of each Fund’s assets to multiple unaffiliated money managers. RIMCo manages the portion of each Fund’s assets that RIMCo determines not to allocate to the money managers which generally consists of a Fund’s liquidity reserves and may also manage portions of a Fund during transitions between money managers.”

15.	Comment: “The Money Managers” section discloses that RIMCo does not evaluate money managers’ individual security selections. Please confirm whether this should be summarized in Item 4 and whether this presents any specific risks.

Response: Registrant believes that the Funds’ current disclosure regarding RIMCo’s oversight of the money managers’ investments and the related risks of this approach is sufficient for potential and current investors. Therefore, Registrant respectfully declines to make any changes in response to this comment.

16.	Comment: In the last sentence of the third paragraph of the “Investment Objective and Investment Strategies” section, please clarify that the “…additional securities and investment strategies that may be used by the Funds…” are non-principal.

Response: The disclosure has been revised as follows:

“Please see the Statement of Additional Information for additional information about the securities and investment strategies described in this Prospectus and about additional securities and non-principal investment strategies that may be used by the Funds.”

17.	Comment: In the “Principal Investment Strategies” section for each Fund, please revise the disclosure regarding how the Funds determine if a security is economically tied to the U.S. to refer to “more than 50% of an issuer’s revenues” rather than “the majority”

Response: The requested change has been made.

18.	Comment: In the “Principal Investment Strategies” section for each Fund, please disclose the types of options the Funds may use.

Response: Registrant respectfully declines to make any changes in response to this comment. Registrant notes that the “Other Financial Instruments Including Derivatives” sub-section of the “Investment Strategies and Portfolio Instruments” section of the SAI discloses that, for risk management purposes, the Funds may purchase and sell call and put options on securities indexes and on futures contracts.

19.	Comment: Please confirm that investments in securities of non-U.S. issuers are principal investments (i.e., that the Funds will invest directly in securities issued by non-U.S. issuers and not only in ADRs and GDRs).

Response: The Funds will principally invest in ADRs and GDRs, while the Funds’ non-principal investments will include direct investments in non-U.S. companies. The Funds’ disclosure has been revised accordingly.

20.	Comment: Please note that the names of the Funds’ sub-advisers should be included in a 485(a) filing.

Response: With respect to new funds, Registrant endeavors to include all information in the 485(a) filing to the extent available, including the names of sub-advisers. At the time of this 485(a) filing, however, the Funds’ money managers were not yet identified. Russell Funds are offered primarily through various financial intermediaries and, due to operational and relationship considerations, the process to make a newly effective fund available through such intermediaries can take several months. Russell’s process for launching new funds takes this timeframe into account and may necessitate a 485(a) filing prior to final determinations on certain aspects of the funds (e.g., fees, expenses and money managers). Under Russell’s manager of managers process, the selection of money managers for a new fund involves a lengthy process that takes into account a number of factors, including the money manager’s investment process, long-term and short-term performance history, the identity of key personnel, and current and anticipated market conditions, among many others. As a result, the final selection of money managers may not be made until after the date of a new fund’s 485(a) filing, which could be up to six months prior to the fund’s launch date. Moreover, it is possible that a change in any of these factors during the period in which a new fund is in development could result in a change in the fund’s initial money managers prior to launch.

Registrant acknowledges that the termination of a money manager or the retention of a new money manager for an existing fund during the course of the year are material events that would necessitate a 485(a) filing in connection with the fund’s subsequent annual update. Registrant believes, however, that in the context of a new fund, the omission of the identities of the money managers from the 485(a) filing because they have not been selected at the time of the filing should not impede the Staff’s review of the 485(a) filing so long as the fund’s investment strategy is fully disclosed in the 485(a) filing.

As noted in response to Comment 3 above, Registrant will supplementally provide the names of the money managers when they are available.

21.	Comment: In Item 9, please clarify whether the ADRs purchased by Funds are sponsored or unsponsored and list all attendant risks associated with each.

Response: The “Principal Investment Strategies” section for each Fund states that the Funds will invest in both sponsored and unsponsored depositary receipts. Registrant has added the following additional disclosure to the “Depositary Receipts” risk factor:

“The Funds may invest in both sponsored and unsponsored depositary receipts, which are purchased through “sponsored” and “unsponsored” facilities, respectively. A sponsored facility is established jointly by the issuer of the underlying security and a depositary, whereas a depositary may establish an unsponsored facility without the participation of the issuer of the underlying security. Unsponsored depositary receipts may not provide as much information about the underlying issuer and may not carry the same voting privileges as sponsored depositary receipts.”

22.	Comment: Please summarize each Fund’s sell strategy in Item 9.

Response: The “Principal Investment Strategies” section for each Fund currently states that:

“The Fund may sell securities for a variety of reasons including to realize gains, limit losses, to make funds available for other investment opportunities or to meet redemption requests. The Fund may also sell a security if there is a significant change to the security’s risk/return profile or if a money manager determines that the security is no longer consistent with the investment strategies it pursues for the Fund.”

Registrant believes this disclosure is sufficient and respectfully declines to make any changes in response to this comment.

23.	Comment: Please confirm that any strategy or risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa, or revise accordingly.

Response: Registrant confirms that any principal strategy or principal risk listed in Item 9 has also been sufficiently and accurately summarized in Item 4, and vice versa.

24.	Comment: Please state in post-Item 8 disclosure that each Fund’s 80% policy applies to net assets “plus borrowings for investment purposes” per Rule 35d-1.

Response: The requested change has been made.

25.	Comment: Please revise the “Multi-Manager Approach” risk factor to disclose what steps the Funds take to address risks that may result from the approach. Please state that the investment styles employed by the money managers may conflict, rather than merely stating that these styles “may not in fact be complementary.”

Response: Registrant believes the risks of the multi-manager approach are sufficiently disclosed and respectfully declines to make any changes in response to this comment.

26.	Comment: Please clarify exactly what type of fund the unregistered Cash Management Fund is (i.e., whether it is a hedge fund).

Response: Registrant notes that each Fund’s Item 9 disclosure currently states that the Cash Management Fund is an unregistered fund advised by RIMCo whose investment objective is to seek to preserve principal and provide liquidity and current income. As such, Registrant respectfully declines to make any changes in response to this comment.

27.	Comment: The “Management of the Funds” section states that “RIMCo has waived its 0.05% advisory fee.” Please clarify that this waiver relates to the unregistered cash management fund.

Response: Registrant has revised the disclosure as follows:

“RIMCo has waived its 0.05% advisory fee for the unregistered fund.”

28.	Comment: The last sentence of the first paragraph of the “Investment Objective and Investment Strategies” section states that shareholders will receive “reasonable notice” of a change in each Fund’s investment objective, but the “Principal Investment Strategies” section for each Fund states that shareholders will receive 60 days’ notice. Please ensure consistency between these two references.

Response: The “Principal Investments Strategies” section for each Fund states that a Fund is required to provide 60 days’ notice to shareholders prior to a change in the Fund’s 80% policy, and thus does not contradict the statement in the “Investment Objective and Investment Strategies” section that shareholders will be provided with reasonable notice prior to a material change in a Fund’s investment objective. Registrant, therefore, respectfully declines to make any changes in response to this comment.

29.	Comment: Please revise the “Large Redemptions and Subscriptions” risk factor to explain in plain English what “asset allocation programs” are and what risks they entail.

Response: Registrant believes that the current disclosure contains sufficient information regarding the risks of large redemption activity for potential and existing investors. Accordingly, Registrant respectfully declines to revise the disclosure in response to this comment.

30.	Comment: In the “Additional Information About How to Purchase Shares” section, please confirm that there are no additional steps necessary to purchase shares following the placement of a purchase order with a financial intermediary. If there are additional steps, the Staff would like to discuss. In this regard, please clarify the following sentence:

“Because Financial Intermediaries’ processing times may vary, please ask your Financial Intermediary when your account will be credited.”

Response: Registrant confirms that there are no additional steps necessary to purchase shares following the placement of a purchase order with a financial intermediary. In response to this comment, Registrant has revised the disclosure as follows:

“Because Financial Intermediaries may have cut off times for processing of orders to buy Fund Shares prior to market close, please ask your Financial Intermediary what their cut off time is.”

31.	Comment: In the “Additional Information about How to Redeem Shares” section, please add a definition of “proper form.”

Response: Registrant believes that its disclosure with respect to the redemption procedures for Fund Shares is clear and provides sufficient information for both potential and existing investors. Accordingly, Registrant respectfully declines to add the requested disclosure.

32.	Comment: Please confirm that all non-principal investment strategies and risks are disclosed in the SAI. Moreover, to the extent that principal risks are disclosed, please confirm that all principal risks are disclosed in the Prospectus or revise accordingly. Finally, please confirm that the principal and non-principal risks are appropriately distinguished from each other.

Response: Registrant confirms that all non-principal investment strategies and risks are disclosed in the SAI. Registrant further confirms that all principal risks disclosed in the SAI are also disclosed in the Prospectus. Finally, Registrant confirms that the principal and non-principal risks are appropriately distinguished from each other.

33.	Comment: Please disclose in the SAI what the Funds will do when they reach the 15% limit on illiquid securities and the 33 1/3% limit on borrowing.

Response: Registrant notes that, with respect to the limit on illiquid securities, the “Investment Strategies and Portfolio Instruments” section of the SAI currently states that the limitation is applied at the time of purchase. With respect to borrowings, the “Investment Restrictions, Policies and Certain Investments” section of the SAI currently states that the restriction applies constantly and not only at the time a borrowing is made. Registrant believes this disclosure is sufficient and respectfully declines to make any changes in response to this comment.

Please call me at (617) 728-7135 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Jill R. Damon
Jill R. Damon

cc:	John V. O’Hanlon

Mary Beth Rhoden